FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of October, 2012

ALBERTA STAR DEVELOPMENT CORP.

 (SEC File No. 0-31172)

506 – 675 West Hastings Street

Vancouver, B.C. V6B 1N2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

JAMES STAFFORD

(An Exploration Stage Company)

Condensed Financial Statements

(Expressed in Canadian Dollars)

31 August 2012

MANAGEMENT’S COMMENTS ON

UNAUDITED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim financial statements of Alberta Star Development Corp. (the “Company”) have been prepared by and are the responsibility of the Company’s management.  The unaudited condensed interim financial statements are prepared in accordance with International Financial Reporting Standards and reflect management’s best estimates and judgements based on information currently available.

The Company’s independent auditor has not performed a review of these condensed interim financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Alberta Star Development Corp.

(An Exploration Stage Company)

Condensed Statements of Financial Position

(Expressed in Canadian Dollars)

	As at 31 August 2012	As at 30 November 2011
	$	$

Assets

Current
Cash and cash equivalents (Note 13)	6,950,171	7,780,441
Amounts receivable (Note 4)	184,811	235,489
Prepaid expenses	18,950	14,161

	7,153,932	8,030,091

Exploration and evaluation properties (Note 7)	579,515	729,515
Property, plant and equipment (Note 5)	2,458,608	3,329,456

	10,192,055	12,089,062

Liabilities

Current
Trade payables and accrued liabilities (Notes 8 and 9)	1,461,142	1,643,829

	1,461,142	1,643,829

Decommissioning liabilities (Note 6)	569,007	552,435

	2,030,149	2,196,264
Equity

Share capital (Note 10)	47,573,745	47,573,745
Contributed surplus (Note 10)	13,653,489	13,578,342
Warrants reserve (Note 10)	-	-
Deficit, accumulated during the exploration stage	(53,065,328)	(51,259,289)

	8,161,906	9,892,798

	10,192,055	12,089,062

Alberta Star Development Corp.

(An Exploration Stage Company)

Condensed Statements of Loss and Comprehensive Loss

(Expressed in Canadian Dollars)

	For the three month period ended 31 August 2012	For the three month period ended 31 August 2011	For the nine month period ended 31 August 2012	For the nine month period ended 31 August 2011
	$	$	$	$
		(Note 17)		(Note 17)

Petroleum revenue
Petroleum revenue	574,175	534,842	1,907,076	1,627,539
Petroleum royalties	(118,548)	(97,113)	(409,529)	(286,595)

Net revenue, net of royalties	455,627	437,729	1,497,547	1,340,944

Production costs
Petroleum depletion, depreciation and amortization (Note 5)	459,785	294,729	1,342,569	746,857
Petroleum production and transportation	233,394	244,205	882,449	623,953

Net petroleum income (loss)	(237,552)	(101,205)	(727,471)	(29,866)

Expenses
General and administrative (Schedule 1)	483,287	372,088	1,063,469	1,338,893

Net loss before other items	(720,839)	(473,293)	(1,790,940)	(1,368,759)

Other items
Interest income	16,658	15,827	49,194	47,641
Finance expenses (Note 6)	(5,524)	1,092	(16,572)	(14,675)
Unrealized foreign exchange gain (loss)	(72,798)	17,245	(53,303)	(69,409)
Gain on sale of assets	-	57,435	18,518	57,435
Write-down of exploration and evaluation properties (Note 7)	(450)	1,356	(12,936)	(13,126)

Net loss and comprehensive loss for the period	(782,953)	(380,338)	(1,806,039)	(1,360,893)

Basic and diluted loss and comprehensive loss per share	(0.04)	(0.02)	(0.08)	(0.06)
Weighted average number of common shares outstanding	21,403,979	21,403,979	21,403,979	21,403,979

The accompanying notes are an integral part of these financial statements.

(1)

Alberta Star Development Corp.

(An Exploration Stage Company)

Condensed Statements of Cash Flows

(Expressed in Canadian Dollars)

For the nine month period ended 31 August 2012		For the nine month period ended 31 August 2011
	$	$
		(Note 17)

Cash flows used in operating activities
Net loss for the period	(1,806,039)	(1,360,893)
Adjustments to reconcile loss to net cash used by operating activities
Accretion of decommissioning liabilities	16,572	17,949
Depreciation of property, plant and equipment	7,230	12,825
Petroleum depletion, depreciation and amortization	1,342,569	746,857
Stock-based compensation	75,147	221,860
Gain on sale of assets	(18,518)	(57,435)
Write-down of exploration and evaluation properties	12,936	13,126
Changes in operating assets and liabilities
(Increase) decrease in amounts receivable	50,679	36,623
(Increase) decrease in prepaid expenses	(4,789)	16,436
Decrease in trade payables and accrued liabilities	(182,688)	(113,464)

	(506,901)	(466,116)

Cash flows used in investing activities
Exploration and evaluation expenditures	(12,936)	-
Petroleum and natural gas costs	(328,951)	(948,416)
Proceeds on sale of property, plant and equipment	18,518	-

	(323,369)	(948,416)

Decrease in cash and cash equivalents	(830,270)	(1,414,532)

Cash and cash equivalents, beginning of period	7,780,441	9,456,219

Cash and cash equivalents, end of period	6,950,171	8,041,687

Supplemental Disclosures with Respect to Cash Flows (Note 13)

Alberta Star Development Corp.

(An Exploration Stage Company)

Condensed Statements of Changes in Equity

(Expressed in Canadian Dollars)

Number of shares issued		Share capital	Contributed Surplus	Warrants Reserve	Deficit accumulated during the exploration stage	Total shareholders’ equity
		$	$	$	$	$

Balance at 1 December 2010	21,403,979	47,573,745	13,231,208	131,064	(49,532,932)	11,403,085

Stock-based compensation (Note 11)	-	-	221,860	-	-	221,860
Warrants expired	-	-	131,064	(131,064)	-	-
Net loss for the period	-	-	-	-	(1,360,893)	(1,360,893)

Balance at 31 August 2011 (Note 17)	21,403,979	47,573,745	13,584,132	-	(50,893,825)	10,264,052

Stock-based compensation (Note 11)	-	-	(5,790)	-	-	(5,790)
Net loss for the period	-	-	-	-	(365,464)	(365,464)

Balance at 30 November 2011	21,403,979	47,573,745	13,578,342	-	(51,259,289)	9,892,798

Stock-based compensation (Note 11)	-	-	75,147	-	-	75,147
Net loss for the period	-	-	-	-	(1,806,039)	(1,806,039)

Balance at 31 August 2012	21,403,979	47,573,745	13,653,489	-	(53,065,328)	8,161,906

The accompanying notes are an integral part of these financial statements.

(2)

Alberta Star Development Corp.

(An Exploration Stage Company)

Schedule 1 – General and Administrative Expenses

(Expressed in Canadian Dollars)

	For the three month period ended 31 August 2012	For the three month period ended 31 August 2011	For the nine month period ended 31 August 2012	For the nine month period ended 31 August 2011
	$	$	$	$

Advertising and promotion	1,580	6,840	20,565	118,310
Amortization	2,410	4,009	7,230	12,825
Automotive	847	1,694	3,388	4,235
Bank charges and interest	448	158	837	775
Consulting fees	6,483	43,976	63,284	121,182
Directors fees (Note 9)	11,000	-	14,000	3,000
Filing and financing fees	36,191	11,937	60,820	44,411
Legal and accounting (Note 9)	102,326	93,317	176,247	168,753
Management fees (Note 9)	17,500	-	17,500	-
Meals and entertainment	6,703	10,975	28,682	30,172
Office and miscellaneous	8,462	9,105	28,868	32,574
Rent and utilities	17,011	11,620	42,935	36,144
Salaries and benefits (Note 9)	243,037	127,498	451,666	398,064
Stock-based compensation (Note 11)	14,610	4,110	75,147	221,860
Telephone and internet	3,615	4,179	12,016	10,281
Shareholder information	3,500	32,900	46,200	103,600
Travel	7,564	9,770	14,084	32,707

	483,287	372,088	1,063,469	1,338,893

The accompanying notes are an integral part of these financial statements.

(3)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Condensed Financial Statements

(Expressed in Canadian Dollars)

31 August 2012

1.

Nature and Continuance of Operations

Alberta Star Development Corp. (the “Company”) was incorporated under the laws of the province of Alberta on 6 September 1996 and is in the exploration stage.

The Company is in the business of acquiring and exploring mineral and oil and gas properties.  The recoverability of the amounts expended by the Company on acquiring and exploring mineral and oil and gas properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to complete the acquisition and/or development of the properties and upon future profitable production.

The head office, principal address and registered and records office is located at 506 – 675 West Hastings Street, Vancouver, British Columbia, V6B 1N2.

The Company’s condensed financial statements as at 31 August 2012 and for the period then ended have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.  The Company has a loss of $1,806,039 for the nine month period ended 31 August 2012 (31 August 2011 - $1,360,893) and has working capital of $5,692,790 at 31 August 2012 (30 November 2011 - $6,386,262).

The Company had cash and cash equivalents of $6,950,171 at 31 August 2012 (30 November 2011 - $7,780,441), but management cannot provide assurance that the Company will ultimately achieve profitable operations or become cash flow positive, or raise additional debt and/or equity capital.  However, based on its prior demonstrated ability to raise capital, management believes that the Company’s capital resources should be adequate to continue operating and maintain its business strategy during fiscal 2012.  However, if the Company is unable to raise additional capital in the future, management expects that the Company will need to curtail operations, liquidate assets, seek additional capital on less favourable terms and/or pursue other remedial measures.  These condensed financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2.

Significant Accounting Policies

Statement of compliance

These condensed financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, “Interim Financial Reporting”, using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

(4)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Condensed Financial Statements

(Expressed in Canadian Dollars)

31 August 2012

These are the Company’s third condensed financial statements prepared in accordance with IAS 34 and IFRS using accounting policies consistent with IFRS. The accounting policies have been selected to be consistent with IFRS as is expected to be effective on 30 November 2012, the Company’s first annual IFRS reporting date. These condensed financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the Company’s first condensed financial statements prepared in accordance with IAS 34 and IFRS for the period ended 29 February 2012 as well as the Company’s annual financial statements for the year ended 30 November 2011 prepared in accordance with previous Canadian generally accepted accounting principles (“Canadian GAAP”).

These condensed financial statements were approved and authorized for issue by the Audit Committee of the Board of Directors on 30 October 2012.

Significant Accounting Judgments, Estimates and Assumptions

The preparation of the Company’s financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Areas requiring a significant degree of estimation and judgment relate to the recoverability of the carrying value of petroleum and natural gas and exploration and evaluation assets, the fair value measurements for financial instruments and Stock-based compensation, the recognition and valuation of provisions for decommissioning liabilities, the recoverability and measurement of deferred tax assets and liabilities, and ability to continue as a going concern.  Actual results may differ from those estimates and judgments.

New and revised standards and interpretations

At the date of authorization of these financial statements, the IASB and IFRIC has issued the following new and revised standards, amendments and interpretations which are not yet effective:

IFRS 9, “Financial Instruments: Classification and Measurement” is a new financial instruments standard effective for annual periods beginning on or after 1 January 2015 that replaces IAS 39 and IFRIC 9 for classification and measurement of financial assets and financial liabilities.

IFRS 11, “Joint Arrangements” is a new standard effective for annual periods beginning on or after 1 January 2013 that replaces IAS 31 and SIC-13.

IFRS 13, “Fair Value Measurement” is a new standard effective for annual periods beginning on or after 1 January 2013 that replaces fair value measurement guidance in other IFRSs.

IAS 1 (Amendment), “Presentation of Financial Statements” is effective for annual periods beginning on or after 1 July 2012 and includes amendments regarding Presentation of Items of Other Comprehensive Income.

IAS 19 (Amendment), “Employee Benefits” is effective for annual periods beginning on or after 1 January 2013 and revises recognition and measurement of post-employment benefits.

The Company has not early adopted these standards, amendments and interpretations and anticipates that the application of these standards, amendments and interpretations will not have a material impact on the financial position and financial performance of the Company.

3.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, and trade payables.  The fair value of these financial instruments approximates their carrying values, due to their short-term maturity or capacity of prompt liquidation.

The following is a summary of the accounting model the Company elected to apply to each of its significant categories of financial instruments:

	Fair value hierarchy	FVTPL, at fair value	Loans and receivables, at amortized cost	Other liabilities, at amortized cost
		$	$	$
As at 31 August 2012
Cash and cash equivalents	Level 1	6,950,171	-	-
Amounts receivable	N/A	-	162,480	-
Trade payables	N/A	-	-	32,009

As at 30 November 2011
Cash and cash equivalents	Level 1	7,780,441	-	-
Amounts receivable	N/A	-	209,538	-
Trade payables	N/A	-	-	159,253

Disclosure of a three-level hierarchy for fair value measurements is based upon transparency of inputs to the valuation of financial instruments carried on the balance sheet at fair value.  The three levels are defined as follows:

Level 1:

inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2:

inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3:

inputs to the valuation methodology are unobservable and significant to the fair value measurement.

 (5)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Condensed Financial Statements

(Expressed in Canadian Dollars)

31 August 2012

a)

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s cash and cash equivalents and amounts receivable.  The Company manages its credit risk relating to cash and cash equivalents by dealing only with highly-rated Canadian financial institutions.  Credit risk is currently not considered significant.

As at 31 August 2012, amounts receivable were comprised of Harmonized Sales Tax receivable of $22,331 (30 November 2011 - $25,951) and petroleum revenue receivable of $162,480 (30 November 2011 - $209,538).

b)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk by continuously monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities.  As the Company’s financial instruments are substantially comprised of cash and cash equivalents, liquidity risk is considered insignificant.

c)

Currency Risk

The majority of the Company’s cash flows and financial assets and liabilities are denominated in Canadian dollars, which is the Company’s functional and reporting currency.  Foreign currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the Canadian dollar. The Company has cash and cash equivalents held in US dollars.

The Company’s objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows by holding most of its cash and cash equivalents in Canadian dollars.  The Company monitors and forecasts the values of net foreign currency cash flow and balance sheet exposures and from time to time could authorize the use of derivative financial instruments such as forward foreign exchange contracts to economically hedge a portion of foreign currency fluctuations.

The following tables provide an indication of the Company’s significant foreign currency exposures as at 31 August 2012 and 30 November 2011:

	31 August 2012	30 November 2011

Cash and cash equivalents	US$ 1,538,424	US$ 1,544,816

The Company has not, to the date of these condensed financial statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

A 1% change in Canadian/US foreign exchange rate at period end would have changed the net loss of the Company, assuming that all other variables remained constant, by approximately $15,384 for the nine month period ended 31 August 2012.

d)

Interest Risk

The Company’s interest rate risk is primarily related to the Company’s cash and cash equivalents for which amounts were invested at interest rates in effect at the time of investment.  Changes in market interest rates affect the fair market value of the cash and cash equivalents.  However, as these investments come to maturity within a short period of time, the impact would likely not be significant.

A 1% change in short-term rates would have changed the interest income and net loss of the Company, assuming that all other variables remained constant, by approximately $38,405 for the nine month period ended 31 August 2012.

e)

Other Risks

The Company is not subject to other market risks.

1.

Amounts Receivable

Amounts receivable are non-interest bearing, unsecured and have settlement dates within one year.

	31 August 2012	30 November 2011
	$	$

Harmonized Sales Tax receivable	22,331	25,951
Petroleum revenue receivable	162,480	209,538

	184,811	235,489

2.

Property, Plant and Equipment

As at 31 August 2012	Cost	Accumulated depletion, depreciation and amortization	Net book value
	$	$	$

Petroleum and natural gas properties	4,798,973	2,376,041	2,422,932
Computer equipment	60,749	47,654	13,095
Computer software	86,947	86,947	-
Equipment	58,720	42,962	15,758
Furniture and fixtures	25,706	18,883	6,823

	5,031,095	2,572,487	2,458,608

As at 30 November 2011	Cost	Accumulated depletion, depreciation and amortization	Net book value
	$	$	$

Petroleum and natural gas properties	4,361,198	1,072,238	3,288,960
Computer equipment	60,749	45,343	15,406
Computer software	86,947	86,947	-
Equipment	58,720	41,211	17,509
Furniture and fixtures	25,706	18,125	7,581

	4,593,320	1,263,864	3,329,456

On 9 August 2010, the Company completed an asset purchase with Western Plains Petroleum Ltd. (“Western Plains”) pursuant to which the Company acquired an undivided 50% interest in all of Western Plains’ oil and natural gas interests located in the Lloydminster/Maidstone areas of Saskatchewan and the Lloydminster area of Alberta (the “Western Plains Assets”) for the cash purchase price of $1.7 million, having an effective date of 1 July 2010.

On 26 August 2010, the Company completed a further oil & gas asset purchase with Western Plains pursuant to which the Company acquired an undivided 33.33% interest in thirteen (13) crown leases located in the Lloydminster heavy oil area of Alberta for a cash purchase price of $1.467 million, having an effective date of 1 July 2010.

On 15 October 2010, the Company announced it had entered into a sub-participation agreement with Arctic Hunter Energy Inc. (“Arctic Hunter”), a company with directors in common. Under the agreement, Arctic Hunter has agreed to a 100% participation interest in two (2) test wells by 31 October 2010. The Company holds a 50% working interest in the Landrose, Saskatchewan assets which form part of the heavy oil assets acquired on 9 August 2010 from Western Plains. Arctic Hunter must pay 100% of the Company’s share of the cost to drill, complete and equip or abandon the test wells to earn 100% of the Company’s pre-farmout working interest in the Test Wells spacing unit subject to reserving unto the Company a 10% overriding royalty payable by Arctic Hunter on all petroleum and natural gas substances produced therefrom until payout. After payout, the Company shall have the option to either covert to a 25% working interest (being 50% of the Company’s pre-farmout 50% working interest) in the test wells spacing unit or remain in a gross overriding royalty position. Arctic Hunter has no option to drill post-earning wells under the sub-participation agreement.  Western Plains will be the operator of the test wells.

On 18 November 2010, the Company entered into a participation agreement with Sahara Energy Ltd. (“Sahara Energy”). Under the agreement, the Company has agreed to a 50% participation interest with Sahara Energy in the joint lands. The Company must pay 50% of the cost to drill, complete and equip or abandon the test wells to earn a 50% working interest in the test well spacing unit and joint lands subject to reserving unto Sahara Energy a 15% overriding royalty payable by the Company on all petroleum and natural gas substances produced therefrom until payout. After payout, Sahara Energy shall have the option to either convert to a 25% working interest (being 50% of Sahara Energy’s pre-farmout 50% working interest) in the test well spacing unit and joint lands or remain in a gross overriding royalty position. On 28 December 2011, this participation agreement was terminated.

On 19 November 2010, the Company entered into an agreement with Western Plains to acquire a 50% undivided interest each in petroleum and natural gas rights from Triwest Exploration Inc. for a purchase price of $41,510 each.

On 10 May 2011, the Company entered into an asset exchange agreement with Canadian Natural Resources to acquire a 50% working interest in petroleum and natural gas rights, including one standing case well, on 97 hectares (“ha”) located in the Landrose area of Saskatchewan in exchange for its 50% working interest in 130 ha of undeveloped land located in the Golden Lake area of Saskatchewan. The aggregate value of the assets exchanged is $50,000.

On 18 November 2011, the Company entered into a sub-participation agreement with Arctic Hunter, a company with directors in common (Note 9). Under the agreement, Arctic Hunter has agreed to participate with the Company in the drilling of one test well.  Arctic Hunter must pay 50% of the Company’s share of the cost to drill, complete and equip or abandon the test wells to earn a 25% working interest (being 50% of the Company’s pre-participation 50% working interest) in the well. Arctic Hunter has no option to drill post-earning wells under the sub-participation agreement.  Western Plains will be the operator of the test wells.

Depletion and depreciation

No general and administrative expenses were capitalized for the nine month period ended 31 August 2012.  Future development costs of $274,500 (30 November 2011 - $274,500) were included in the depletion calculation.

Impairment test

The Company performed the impairment test at 31 August 2012.  No impairment of petroleum and natural gas assets was identified as at 31 August 2012 (31 August 2011 - $Nil).

3.

Decommissioning Liabilities

The Company’s decommissioning liabilities consist of abandonment and restoration costs related to its oil and natural gas properties. The present value of the estimated obligations is $569,007 (30 November 2011 - $552,435) using a discount rate at which cash flows have been discounted by 4%.

The undiscounted inflated abandonment and restoration cost obligation at 31 August 2012 is $754,373 (30 November 2011 - $754,373) and the estimated cash flows will occur between 2013 to 2037.  During the nine month period ended 31 August 2012 an accretion expense of $16,572 (31 August 2011 - $17,949) has been charged to operations, included in finance expenses, to reflect an increase in the carrying amount of the decommissioning liabilities.

 (6)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Condensed Financial Statements

(Expressed in Canadian Dollars)

31 August 2012

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of petroleum and natural gas properties:

	31 August 2012	30 November 2011
	$	$

Balance, beginning of period	552,435	489,180
Liabilities incurred or acquired	-	28,005
Revisions to estimates	-	15,683
Accretion	16,572	19,567

Balance, end of period	569,007	552,435

 (7)

4.

Exploration and Evaluation Properties

	Petroleum and Natural Gas Properties	Contact Lake Property	Glacier Lake Property	Other Properties	Total
	$	$	$		$

As at 1 December 2010	210,260	-	-	-	210,260
Acquisition costs	660,000	-	-	-	660,000
Camp costs and field supplies	-	3,200	-	-	3,200
Claim maintenance and permitting	-	4,874	6,227	1,419	12,520
Decommissioning liabilities	28,005	-	-	-	28,005
Impairment loss	(168,750)	(8,074)	(6,227)	(1,419)	(184,470)

As at 30 November 2011	729,515	-	-	-	729,515
Camp costs and field supplies	-	1,575	-	-	1,575
Claim maintenance and permitting	-	5,134	6,227	-	11,361
Impairment loss	-	(6,709)	(6,227)	-	(12,936)
Transferred to property, plant and equipment	(150,000)	-	-	-	(150,000)

As at 31 August 2012	579,515	-	-	-	579,515

 (8)

Contact Lake Property – Contact Lake, Northwest Territories

During the year ended 30 November 2005, the Company acquired a 100% undivided right, title and interest, subject to a 1% net smelter return royalty (“NSR”), in five mineral claims, totaling 1,801.82 ha located eight kilometers (“km”) southeast of Port Radium on Great Bear Lake, Northwest Territories (“NT”), for cash payments of $60,000 (paid) and 60,000 common shares (issued and valued at $72,000) of the Company.  The Company may purchase the NSR for a one-time payment of $1,000,000.  The Company completed additional staking in the area in order to increase the project size to sixteen contiguous claims, totalling 10,563.78 ha.  Collectively the properties are known as the Contact Lake Mineral Claims.

Port Radium – Glacier Lake Property, Northwest Territories

During the year ended 30 November 2005, the Company acquired a 100% undivided right, title and interest, subject to a 2% NSR, in four mineral claims, totaling 2,520.78 ha (the “Glacier Lake Mineral Claims”) located 1.6 km east of Port Radium on Great Bear Lake, NT, for cash payments of $30,000 (paid) and 72,000 common shares (issued and valued at $72,000) of the Company.  The Company may purchase one-half of the NSR for a one-time payment of $1,000,000.

Port Radium – Crossfault Lake Property, Northwest Territories

During the year ended 30 November 2005, the Company acquired a 100% undivided right, title and interest, subject to a 2% NSR, in five mineral claims, totalling 1,789.22 ha (the “Port Radium – Crossfault Lake Mineral Claims”) located north of Port Radium on Great Bear Lake, NT, for cash payments of $60,000 (paid) and 90,000 common shares (issued and valued at $297,000) of the Company.  The Company may purchase one-half of the NSR for a one-time payment of $1,000,000.

Port Radium – Eldorado Property, Northwest Territories

During the year ended 30 November 2005, the Company entered into a lease agreement with South Malartic Exploration Inc. to purchase a 50% undivided right, title and interest in three mineral claims, totalling 106.53 ha  (the “Eldorado Uranium Mineral Claims”) located at Port Radium on Great Bear Lake, NT, for a cash payment of $20,000 (paid).

North Contact Lake Mineral Claims – Great Bear Lake, Northwest Territories

During the year ended 30 November 2006, the Company acquired a 100% right, interest and title, subject to a 2% NSR, in eleven mineral claims (the “North Contact Lake Mineral Claims”), for cash payments of $75,000 and the issue of 50,000 common shares of the Company valued at $182,500.  The Company may purchase one-half of the NSR for a one-time payment of $1,000,000.  The North Contact Lake Mineral Claims are situated north of Contact Lake on Great Bear Lake approximately 680 km north of Yellowknife, NT, totaling 6,305.51 ha.

 (9)

Eldorado South IOCG & Uranium Project, Northwest Territories

During the year ended 30 November 2007, the Company staked sixteen claims (the “Eldorado South Uranium Mineral Claims”) and four additional claims (the “Eldorado West Uranium Mineral Claims”) located sixteen kilometers south of the Eldorado uranium mine on the east side of Great Bear Lake, NT and 680 km north of the city of Yellowknife, NT, collectively known as the Eldorado South Uranium Project.

During the year ended 30 November 2009, fourteen claims were allowed to lapse.  The Eldorado South Uranium Project now consists of sixteen mineral claims totaling 11,281.85 ha.

Longtom Property – Longtom Lake, Northwest Territories

The Company holds a 50% undivided interest subject to a 2% NSR, totaling 355.34 ha, in the Longtom Property (the “Longtom Property”) located about 350 km northwest of Yellowknife, NT.  The Longtom Property is registered 100% in the name of the Company.

The Company has the right to acquire the remaining 50% interest in the Longtom Property (the “Longtom Option”) for $315,000 payable either in cash or 50% ($157,500) in cash and 50% in common shares of the Company.  The deemed price of the Company’s shares issued on the exercise of the Longtom Option would be the average TSX Venture Exchange closing market price of its common shares on the five trading days immediately preceding and the five trading days immediately following the date that the option is exercised. The Company is compelled to exercise the Longtom Option: 1) within 90 days from the date it has incurred $5,000,000 in exploration expenditures on the Longtom Property; or 2) at the date the Company advises the optionor in writing that it will complete the Longtom Option to purchase the remaining 50% interest in the Longtom Property.

The Company has the right to enter into joint venture or option agreements related to the Longtom Property with third parties prior to the exercise of the Longtom Option.

In 2003, the Company entered into a Letter of Intent (the “Letter of Intent”) with Fronteer Development Group Inc. (“Fronteer”).  On 26 October 2006, Fronteer earned its 75% interest in the Longtom Property by paying the Company $15,000 cash (received) and spending an aggregate of $500,000 (incurred) on exploration expenditures over three years.

Longtom Property (Target 1) – Longtom Lake, Northwest Territories

During the year ended 30 November 2003, the Company acquired a 50% interest in a 710.67 ha mineral property located in the Longtom Lake area of the Northwest Territories for cash proceeds of $15,000 and 40,000 common shares of the Company valued at $56,000.

The Company did not do any work on this property during the nine month period ended 31 August 2012 and has not budgeted for any in 2012.

 (10)

5.

Trade Payables and Accrued Liabilities

Trade payables and accrued liabilities are non-interest bearing, unsecured and have settlement dates within one year.

Included in the trade payables and accrued liabilities at 31 August 2012 is $639,445 (30 November 2011 - $639,445), related to Part XII.6 tax on funds raised by the Company on flow-through share offerings (Note 12).

Included in the trade payables and accrued liabilities at 31 August 2012 is $739,687 (30 November 2011 - $739,687) related to the estimated costs to the Company for amending its flow-through filings (Note 12).

Included in trade payables and accrued liabilities as at 31 August 2012 is $11,472 (30 November 2011 - $39,792) payable to Arctic Hunter Energy Inc., a company related to the Company by way of management and directors in common (Note 9).

6.

Related Parties Transactions

Total key management personnel compensation for the nine month period ended 31 August 2012 is as follows:

i.

Paid accounting fees of $56,500 (31 August 2011 - $54,000) to a company controlled by the chief financial officer of the Company.  During the period, 75,000 options to purchase shares at $0.21 per share were granted with an estimated fair value of $9,181.

ii.

Paid directors fees of $2,000 (31 August 2011 - $1,000) and management fees of $17,500  (31 August 2011 - $Nil) to a company controlled by a director and interim president of the Company.  During the period, 75,000 options to purchase shares at $0.21 per share were granted with an estimated fair value of $9,181.

iii.

Paid directors fees of $4,000 (31 August 2011 - $1,000) to a company controlled by a director of the Company.  During the period, 75,000 options to purchase shares at $0.21 per share were granted with an estimated fair value of $9,181.

iv.

Paid directors fees of $4,000 (31 August 2011 - $1,000) to a director of the Company.  During the period, 75,000 options to purchase shares at $0.21 per share were granted with an estimated fair value of $9,181.

v.

Paid directors fees of $2,000 (31 August 2011 - $Nil) to a director of the Company.  During the period, 75,000 options to purchase shares at $0.165 per share were granted with an estimated fair value of $7,044.

vi.

Paid directors fees of $2,000 (31 August 2011 - $Nil) to a director of the Company.  During the period, 75,000 options to purchase shares at $0.165 per share were granted with an estimated fair value of $7,044.

vii.

Paid salaries and benefits of $349,500 (31 August 2011 - $270,000) to the former president of the Company.  The former president resigned on July 10, 2012 and this total includes a severance fee of $204,167. During the period, 100,000 options to purchase shares at $0.21 per share were granted with an estimated fair value of $12,241.

viii.

Paid salaries and benefits of $60,000 (31 August 2011 - $60,000) to the vice president of corporate development of the Company.  During the period, 75,000 options to purchase shares at $0.21 per share were granted with an estimated fair value of $9,181.

ix.

Paid salaries and benefits of $25,000 (31 August 2011 - $45,000) to an employee related to the former President of the Company.

On 18 November 2011, the Company entered into a sub-participation agreement with Arctic Hunter Energy Inc., a company with directors in common (Note 5).

Included in trade payables and accrued liabilities as at 31 August 2012 is $11,472 (30 November 2011 - $39,792) payable to Arctic Hunter Energy Inc., a company related to the Company by way of management and directors in common (Note 8).

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and in certain cases, are covered by signed agreements.  It is the position of the management of the Company that these transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

1.

Share Capital

Authorized share capital consists of an unlimited number of voting common shares.  Authorized share capital also consists of an unlimited number of preferred shares, to be issued in series, with the directors being authorized to determine the designation, rights, privileges, restrictions and conditions attached to all of the preferred shares.

Share capital transactions of the Company during the nine month period ended 31 August 2012 and year ended 30 November 2011 are summarized as follows:

i.

On 10 July 2012, the Company granted 150,000 stock options to directors of the Company with an exercise price of $0.165 per share which vested immediately.  All options in this series expire 10 July 2015 (Note 11).

ii.

During the period ended 31 August 2012, a total of 50,000 stock options with an exercise price of $1.00 per share expired and a total of 65,000 stock options with an exercise price of $0.48 per share expired (Note 11).

iii.

On 31 January 2012, the Company granted 50,000 stock options to a consultant of the Company with an exercise price of $0.25 per share.  The options vest in four equal quarters starting 1 February 2012.  All options in this series expire 30 January 2014 (Note 11).

iv.

On 10 January 2012, the Company granted 475,000 stock options to directors and officers of the Company with an exercise price of $0.21 per share which vested immediately.  All options in this series expire 9 January 2015 (Note 11).

v.

During the year ended 30 November 2011, a total of 410,000 stock options with an exercise price of $1.75 per share expired.

vi.

During the year ended 30 November 2011, a total of 100,000 stock options with an exercise price of $1.00 per share expired.

vii.

On 8 December 2010, the Company granted 910,000 stock options to directors, officers, employees and consultants of the Company with an exercise price of $0.48 per share.  A total of 810,000 options vested immediately upon issuance and the remaining 100,000 options vest in four equal quarters starting 8 March 2011.  All options in this series expire 7 December 2012 (Note 11).

viii.

During the year ended 30 November 2011, a total of 466,667 share purchase warrants with an exercise price of $0.90 per share expired.

Stock options

The Company grants share options in accordance with the policies of the TSX Venture Exchange.  Under the general guidelines of the TSX Venture Exchange, the Company may reserve up to 10% of its issued and outstanding shares for its employees, directors or consultants to purchase shares of the Company.  The exercise price for options granted under the plan will not be less than the market price of the common shares less applicable discounts permitted by the TSX Venture Exchange and options will be exercisable for a term of up to five years, subject to earlier termination in the event of death or the cessation of services.

The following incentive stock options were outstanding at 31 August 2012:

	Exercise price	Number of options	Expiry date	Remaining contractual life (years)
	$

Options	1.00	620,000	2 July 2014	2.09
	0.48	845,000	7 December 2012	0.52
	0.21	475,000	9 January 2015	2.61
	0.25	50,000	30 January 2014	1.67
	0.165	150,000	10 July 2015	2.86

		2,140,000

The following is a summary of stock option activities during the year ended 30 November 2011:

	Number of options	Weighted average exercise price
		$

Outstanding and exercisable at 1 December 2010	1,180,000	1.26

Granted	910,000	0.48
Exercised	-	-
Expired	(410,000)	1.75
Forfeited	(100,000)	1.00

Outstanding and exercisable at 30 November 2011	1,580,000	0.70
Exercisable at 30 November 2011	1,555,000	0.70

Weighted average fair value of options granted during the year		0.24

 (11)

The following is a summary of stock option activities during the nine months ended 31 August 2012:

	Number of options	Weighted average exercise price
		$

Outstanding and exercisable at 1 December 2011	1,580,000	0.70

Granted	525,000	0.21
Granted	150,000	0.165
Exercised	-	-
Expired	(115,000)	0.71

Outstanding at 31 August 2012	2,140,000	0.54
Exercisable at 31 August 2012	2,127,500	0.54

Weighted average fair value of options granted during the period		0.11

Warrants

There were no share purchase warrants outstanding at 31 August 2012.

The following is a summary of warrant activities during the nine month period ended 31 August 2012 and the year ended 30 November 2011:

	Number of warrants	Weighted average exercise price
$

Outstanding and exercisable at 1 December 2010	466,667	0.90

Granted	-	-
Exercised	-	-
Expired	(466,667)	0.90

Outstanding at 30 November 2011 and 31 August 2012	-	-

Weighted average fair value of warrants granted during the period		-

1.

Stock-based compensation

During the period ended 31 August 2012, the Company granted 475,000 stock options to directors and officers of the Company to purchase common shares of the Company for proceeds of $0.21 per common share expiring 9 January 2015 which vested immediately. The Company also granted 150,000 stock options to directors of the Company to purchase common shares of the Company for proceeds of $0.165 per common share expiring 10 July 2015 which vested immediately. A further 50,000 stock options were granted to a consultant of the Company and vest on the following dates (Note 10):

Vesting Date	Number of options

1 February 2012	12,500
1 May 2012	12,500
1 August 2012	12,500
1 November 2012	12,500

50,000

During the year ended 30 November 2011, the Company granted 910,000 stock options to employees, directors and consultants of the Company to purchase common shares of the Company for proceeds of $0.48 per common share expiring 7 December 2012.  A total of 810,000 of these stock options vested on the grant date of 8 December 2010.  A total of 100,000 of these stock options granted to consultants of the Company vest on the following dates (Note 10):

Vesting Date	Number of options

8 March 2011	25,000
8 June 2011	25,000
8 September 2011	25,000
8 December 2011	25,000

100,000

The fair value of the options which vested in the period, estimated using the Black-Scholes Option Pricing Model, was $75,147 (31 August 2011 - $217,751).  This amount has been expensed as Stock-based compensation with a corresponding increase in contributed surplus.

The following assumptions were used for the Black-Scholes valuation of stock options granted and vested during the periods:

	For the nine month period ended 31 August 2012	For the twelve month period ended 30 November 2011

Risk free interest rate	1.00%	-
Expected life	2.86 years	-
Annualized volatility	83.31%	-
Expected dividends	-	-

Effective 10 October 2008, the Board of Directors had approved and adopted a shareholders rights plan (the “Rights Plan”) subject to shareholder and regulatory approval which was received on 3 February 2009.  On 18 June 2012, the shareholders reconfirmed the Corporation’s shareholder rights plan. The Rights Plan extends the minimum expiry period for a takeover bid to 60 days and requires a bid to remain open for an additional 10 business days after an offeror publicly announces it has received tenders for more than 50% of the Company’s voting shares.  The principle purpose of the Rights Plan is to ensure that all shareholders will be treated equally and fairly in the event of a bid for control of the Company through an acquisition of its common shares.  It is designed to provide the Company shareholders with sufficient time to properly consider a takeover bid without undue time constraints.  In addition, it will provide the board with additional time for review and consideration of unsolicited takeover bids, and if necessary, for the consideration of alternatives.

2.

Commitments and Other Obligations

The Company has certain obligations related to the amendments of its flow-through filings (Note 8).

3.

Supplemental Disclosures with Respect to Cash Flows

Cash and cash equivalents comprise the following:

	31 August 2012	30 November 2011
	$	$

Cash on hand and balance in bank	313,139	1,131,127
Short term deposits(i)	5,120,607	5,073,138
US$ account(ii)	1,516,425	1,576,176

	6,950,171	7,780,441

(i)

Short term deposits include investments that are cashable after 30 days without penalty, with interest rate guarantees extending up to one year.

(ii)

US$1,538,424 (30 November 2011 - US$1,544,816) held in a US $ bank account.

	For the nine month period ended 31 August 2012	For the nine month period ended 31 August 2011
	$	$

Cash paid during the period for interest	-	-
Cash paid during the period for income taxes	-	-

4.

Bank Facilities

On 8 December 2010, the Company established a $1.1 million credit facility agreement with a Canadian chartered bank, consisting of a revolving operating facility of $800,000 with an interest rate of bank prime plus 2.0% per annum, and a non-revolving acquisition and development facility of $300,000 for petroleum and natural gas reserves with an interest rate of bank prime plus 2.5% per annum. Both credit facilities are due on demand, secured against a first floating charge over all assets of the Company with an undertaking to provide fixed charges on the Company’s petroleum and natural gas properties and the Company must maintain an adjusted working capital ratio greater than 1.0 at all times. The Company has not yet drawn on either credit facility.

5.

Segmented Information

The Company’s business activity is acquiring and exploring mineral and oil and gas properties. All of the activities are carried out in Canada and all of the Company’s assets are held in Canada.

6.

Capital Management

The capital structure of the Company consists of equity attributable to common shareholders, comprising of issued capital, contributed surplus, warrants and deficit.  The Company’s objectives when managing capital are to: (i) preserve capital, (ii) obtain the best available net return, and (iii) maintain liquidity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic condition and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents and investments.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.  There were no changes in the Company’s approach to capital management during the nine month period ended 31 August 2012.  The Company is not subject to externally imposed capital requirements.

7.

Transition to International Financial Reporting Standards

The Company has adopted IFRS with a transition date of 1 December 2010 (the “Transition Date”), the details of which are described in the condensed financial statements for the three months ended 29 February 2012. Under IFRS 1, “First-time adopted of International Financial Reporting Standards”, the IFRS are applied retrospectively at the Transition Date with all adjustments to assets and liabilities as stated under Canadian GAAP taken to deficit unless certain exemptions are applied.

 (12)

Reconciliations of Canadian GAAP to IFRS

IFRS 1 requires an entity to reconcile its equity, comprehensive loss and cash flows for prior periods.  The reconciliations between the previously reported financial results under Canadian GAAP and the current reported financial results under IFRS are provided as follows:

Reconciliation of Statement of Financial Position as at 31 August 2011

ASSETS	Note	Canadian GAAP	IFRS Adjustments	IFRS
Current
Cash and cash equivalents		$8,041,687	$-	$8,041,687
Amounts receivable		210,407	-	210,407
Prepaid expenses		19,703	-	19,703
		8,271,797	-	8,271,797
Exploration and evaluation properties	(a)	-	551,510	551,510
Property, plant and equipment	(a)(b)	4,115,951	(554,773)	3,561,178
		$12,387,748	$(3,263)	$12,384,485

LIABILITIES
Current
Trade payables and accrued liabilities		$1,616,576	$-	$1,616,576

Decommissioning liabilities	(c)	370,731	133,126	503,857
		1,987,307	133,126	2,120,433
EQUITY
Share Capital	(d)	37,397,902	10,175,843	47,573,745
Contributed Surplus		13,584,132	-	13,584,132
Warrants Reserve		-	-	-
Deficit	(b)(c)(d)	(40,581,593)	(10,312,232)	(50,893,825)
		10,400,441	(136,389)	10,264,052
		$12,387,748	$(3,263)	$12,384,485

 (13)

Reconciliation of Statement of Loss and Comprehensive Loss

For the Three Month Period Ended 31 August 2011

	Note	Canadian GAAP	IFRS Adjustments	IFRS
Petroleum revenue
Petroleum revenue		$534,842	-	$534,842
Petroleum royalties		(97,113)	-	(97,113)
Petroleum revenue, net of royalties		437,729	-	437,729

Petroleum costs
Accretion	(c)	5,983	(5,983)	-
Petroleum depletion, depreciation and amortization	(b)	275,052	19,677	294,729
Petroleum production and transportation		244,205	-	244,205
Net petroleum income (loss)		(87,511)	(13,694)	(101,205)

Expenses	(e)
Mineral properties		(1,356)	1,356	-
General and administrative		372,088	-	372,088
Net income (loss) before other items and income taxes		(458,243)	(15,050)	(473,293)

Other items
Interest income		15,827	-	15,827
Finance expenses	(c)	-	1,092	1,092
Foreign exchange gain (loss), net	(c)	17,245	-	17,245
Gain on sale of assets		57,435	-	57,435
Write-down of exploration and evaluation properties	(e)	-	1,356	1,356

Net income (loss) and comprehensive income (loss) for the period		$(367,736)	$(12,602)	(380,338)

 (14)

Reconciliation of Statement of Loss and Comprehensive Loss

For the Nine Month Period Ended 31 August 2011

	Note	Canadian GAAP	IFRS Adjustments	IFRS
Petroleum revenue
Petroleum revenue		$1,627,539	-	$1,627,539
Petroleum royalties		(286,595)	-	(286,595)
Petroleum revenue, net of royalties		1,340,944		1,340,944

Petroleum costs
Accretion	(c)	17,949	(17,949)	-
Petroleum depletion, depreciation and amortization	(b)	743,594	3,263	746,857
Petroleum production and transportation		623,953	-	623,953
Net petroleum income (loss)		(44,552)	14,686	(29,866)

Expenses
Mineral properties	(e)	13,126	(13,126)	-
General and administrative		1,338,893	-	1,338,893
Net income (loss) before other items and income taxes		(1,396,571)	27,812	(1,368,759)

Other items
Interest income		47,641	-	47,641
Finance expenses	(c)	-	(14,675)	(14,675)
Foreign exchange gain (loss), net		(69,409)	-	(69,409)
Gain on sale of assets		57,435	-	57,435
Write-down of exploration and evaluation properties	(e)	-	(13,126)	(13,126)

Net income (loss) and comprehensive income (loss) for the period		$(1,360,904)	$11	$(1,360,893)

 (15)

Reconciliation of Statement of Cash Flows

For the Nine Month Period Ended 31 August 2011

The transition to IFRS did not have a significant impact on the Company’s statement of cash flows for the nine months ended 31 August 2011.  The transition adjustments recognized in the statements of financial position and statement of loss and comprehensive loss have resulted in reclassifications of various amounts on the consolidated statements of cash flows.  However, there were no significant changes to the total operating, financial or investing cash flows.  As a result, no reconciliation has been prepared.

Differences between Canadian GAAP and IFRS

(a)

Full cost accounting

The Company reclassified $210,260 which represents the deferred costs related to unproven petroleum and natural gas properties to exploration and evaluation properties from property, plant and equipment as at the Transition Date.  As at 31 August 2011, the Company reclassified $551,510 to exploration and evaluation properties.

(b)

Depletion and depreciation

Under Canadian GAAP, the full cost pool was depleted as one unit on a unit-of-production basis over proven reserves.  Under IFRS, the Company depletes petroleum and natural gas interests on a unit of production basis over proven plus probable reserves.  In addition, depletion is calculated at an individual component level.

For the nine months ended 31 August 2011, depletion, depreciation and amortization increased by $3,263 with a corresponding decrease in property, plant and equipment of an equal amount.

(c)

Decommissioning liabilities

Under Canadian GAAP, asset retirement obligations were discounted at a credit adjusted risk-free rate of 7%.  Under IFRS, the estimated cash flow to abandon and remediate the wells and facilities has been discounted at a risk-free rate of 4% at the Transition Date.  Upon transition to IFRS, this resulted in a $136,400 increase in the decommissioning liabilities with a corresponding increase in deficit.  Under IFRS, the decommissioning liability is discounted at the end of each reporting period at the current risk-free discount rate.

The accretion expense related to the decommissioning liabilities for the nine months ended 31 August 2011, decreased by $3,274.  Accretion expense is included in finance expenses under IFRS.

 (16)

(d)

Flow-through shares

Flow-through shares are a unique Canadian tax incentive which is the subject of specific guidance under Canadian GAAP.  Under Canadian GAAP, the Company accounted for the issue of flow-through shares in accordance with the provisions of the Canadian Institute of Chartered Accountants (the “CICA”) Emerging Issues Committee Abstract 146, “Flow-through Shares”.  At the time of issue, the funds received are recorded as share capital.  At the time of the filing of the renunciation of the qualifying flow-through expenditures to investors, the Company recorded a deferred tax liability with a charge directly to shareholders’ equity.  Also under Canadian GAAP, a portion of the deferred tax assets that were not recognized in previous years, due to the recording of a valuation allowance, are recognized as a recovery of income taxes.

IFRS does not contain explicit guidance pertaining to this tax incentive.  Therefore, the Company has adopted a policy whereby the premium paid for flow-through shares in excess of the market value of the shares without the flow-through features at the time of issue is initially recorded as a flow-through liability.  Upon renunciation by the Company of the tax benefits associated with the related expenditures, a deferred tax liability is recognized and the flow-through liability is reversed, with any difference recorded as deferred tax expense.  A portion of the deferred tax assets that were not recognized in previous years, due to the recording of a valuation allowance, will reduce the deferred tax liability and be recorded as a deferred tax recovery.

The change in accounting policy related to flow-through shares resulted in an increase in share capital and a corresponding increase in deficit of $9,436,156 as at the Transition Date.  Further, the indemnification loss of $739,687 recorded as a reduction in share capital under Canadian GAAP has been reclassified as deferred tax expense under IFRS.

(e)

Exploration and evaluation properties

Mineral exploration properties were expensed under Canadian GAAP but are capitalized and impaired under IFRS.

1.

Subsequent Events

Following events occurred from the date of the nine month period ended 31 August 2012 to the date the interim condensed financial statements were available to be issued on 30 October 2012:

i.

On 10 October 2012, 865,000 options expired.

ii.

On 12 October 2012, the Company granted 750,000 options to directors and officers of the Company with an exercise price of $0.20 per share that expire on 12 October 2015.

 (17)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Condensed Financial Statements

(Expressed in Canadian Dollars)

31 August 2012

Management’s Discussion and Analysis

for the Nine Month Period Ended August 31, 2012

This management’s discussion and analysis (“MD&A”) of Alberta Star Development Corp. (the “Company”), dated October 30, 2012 should be read in conjunction with the accompanying unaudited interim financial statements and notes for the nine month period ended August 31, 2012 and the audited financial statements of the Company for the year ended 30 November 2011 and 2010.  The Company’s interim financial statements for the nine month period ended August 31, 2012 are prepared in accordance with International Financial Reporting Standards (“IFRS”) and the annual audited financial statements for the year ended 30 November 2011 have been amended to reflect adjustments identified as a result of the conversion to IFRS. Except as noted, all financial amounts are expressed in Canadian dollars. Additional information relating to the Company is available on SEDAR and may be accessed at www.sedar.com.

NON-IFRS MEASURES

The Company’s management uses and reports certain measures not prescribed by IFRS (referred to as “non-IFRS measures”) in the evaluation of operating and financial performance.  Operating netback, which is calculated as average unit sales prices less royalties and operating expenses, and corporate netback, which further deducts administrative and interest expense, represent net cash margin calculations for every barrel of oil equivalent sold.  Net debt, which is current assets less current and other financial liabilities (e.g. note payable), is used to assess efficiency and financial strength.  Operating netback, corporate netback and net debt do not have any standardized meanings prescribed by IFRS and therefore may not be comparable with the calculation of a similar measure for other companies.  The Company uses these terms as an indicator of financial performance because such terms are often utilized by investors to evaluate junior producers in the oil and natural gas sector.

FORWARD-LOOKING INFORMATION

This document contains certain statements that may be deemed “forward-looking statements”. All statements in this document, other than statements of historical fact, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans” “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. In particular, the forward-looking statements in this MD&A include: (i) under the heading “Overview and Overall Performance” and “Outlook” statements relating to increasing and maximizing future production and expansion by the Company into the oil and natural gas sector through the development of the Company’s existing assets and the acquisition of additional oil and natural gas properties; (ii) under the heading “Outlook” statements relating to the Company’s capital expenditure plans for 2012; (iii) under the heading “Outlook” statements relating to licensing approval and the ability to obtain drilling rigs in order to complete the Company’s exploration program; and (iv) under the heading “Liquidity and Capital Resources” the statement that the Company believes it has sufficient funds to fund its currently planned exploration and administrative budget through the balance of fiscal 2012. Further, information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. Forward-looking statements involve numerous risks and uncertainties. Estimates and forward-looking statements are based on assumptions of future events and actual results may vary from these estimates The foregoing forward-looking statements are based on assumptions including that the Company will be able to identify potential assets for acquisition on terms that are satisfactory to the Company; that the execution of the Company’s capital expenditure plans will remain in the best interests of the Company; that the Company will obtain all required regulatory approvals; and that the company will be able to source the required services (including drilling rigs) to execute its capital expenditure plans.

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions and other factors discussed under the heading “Risks and Uncertainties”. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

The forward-looking statements contained in this MD&A are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or in any other documents filed with Canadian securities regulatory authorities whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws. The forward-looking statements are expressly qualified by this cautionary statement.

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, timing of resource calculation and size of exploration program involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold, silver, uranium and base metals, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, aboriginal and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in the Company’s latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.

OVERVIEW AND OVERALL PERFORMANCE

The Company is a Canadian resource exploration and development company that identifies, acquires and finances oil and natural gas assets in Western Canada and advanced stage mineral exploration projects in North and South America. In August 2010, the Company made two strategic heavy oil & gas acquisitions in Lloydminster, Alberta and Saskatchewan which has expanded its diversification into the oil and natural gas resource sector with the acquisition of revenue producing resource assets which compliments its existing, advanced stage mining interests.

During the period, management reviewed a number of advanced stage investment opportunities in the precious metals sector, taking advantage of the extensive experience of our new director, Tom Ogryzlo, in the financing, engineering, construction and operation of mining projects on a worldwide basis. His expertise and extensive database of contacts has proven invaluable in fast-tracking the due diligence process, with no definitive agreements having yet been reached.

Oil and gas development opportunities have also been considered, none of which have offered potential returns attractive enough to offset the level of risk involved.

The Company maintains a strong balance sheet and has an experienced management team qualified in field exploration, exploration drilling and well operations and has the necessary manpower ready for the development of the Company’s oil and gas and natural resource properties.

HIGHLIGHTS OF 2011/2012

Production and Revenue

Revenue for the third quarter of 2012 (the three months ended August 31, 2012) was $574,175 compared to $688,187 for the second quarter of 2012 with the decrease driven primarily by lower production volumes for heavy oil.  Sales volumes of heavy oil in Q3- 2012 averaged 107 bbls per day (net to the company) compared to 124 bbls per day for Q2-2012.  The decrease in volume from Q2-2012 to Q3-2012 was a result of several wells being shut in.  August 2012 production was approximately 116 bbls per day, net to the Company.

In the third quarter of fiscal 2012 the Company realized an average price per bbl for its heavy oil of $58 as compared to an average price of $60 during Q2-2012.  This reduction in realized price for barrel was due to an increase in the discount paid to Canadian oil producers, and for heavy oil  in particular (the “differential”) due to a glut of West Texas Intermediate (“WTI”) crude oil in North America due to increased production and limited pipeline capacity.  An increase in the heavy oil differential in the quarter reduced the Company’s average price to approximately $58 per bbl., adversely impacting revenue for the quarter, notwithstanding the decreased production.

On July 10, 2012 Mr. Tim Coupland resigned as an officer and director of the Company after 12 years of service.  His executive duties will be assumed by Mr. Stuart Rogers, a current director of the Company, who has been appointed interim Chief Executive Officer.  Mr. Rogers is currently the President of MAX Resource Corp. (TSX.V: MXR) and was one of the founders and the former CFO of Prophecy Resource Corp.  (TSX:PCY).

The Company was also pleased to announce that Tom Ogryzlo P.Eng and Guido Cloetens were appointed to the Board of Directors, effective July 10 2012.

Tom Ogryzlo P.Eng

Mr. Ogryzlo has forty-five years of experience in mining, energy and mining projects worldwide. He has been responsible for the, financing, engineering, construction and operations of projects in many different countries.  Mr. Ogryzlo has served as a director of many public companies, including Franco Nevada Mining Corp, Vista Gold, Aura Minerals, Baja Mining and Tiomin Resources. During 2011, Mr. Ogryzlo served as Interim CEO of Aura Minerals Inc. until a permanent replacement could be located and is currently the Interim CEO of Baja Mining Corp. which is developing a $1.5 billion copper/cobalt/zinc project currently under construction in Baja California, Mexico.

Mr. Ogryzlo holds a Bachelor of Mechanical Engineering from McGill University in Montreal, Quebec and, for many years, served as President of Kilborn Engineering Ltd. and Kilborn SNC-Lavalin, one of the worlds largest engineering contractors. He has been past President of several producing precious and base metal mining companies, including Triton Mining Corporation, Blackhawk Mining Inc. and Cerro Matoso S.A.  His experience in exploration and development of numerous multi-million dollar mining projects spans the world. Over a six year period with Hanna Mining, he initially directed process development work as project manager and subsequently as President and General Manager, for the Cerro Matoso ferro-nickel project in Columbia where he was instrumental in 1979 in organizing a US$450 million financing involving World Bank, Exim, and a group of 52 private banks led by Chase Manhattan.

Guido Cloetens

Guido Cloetens is a Certified Investment & Financial advisor located in Brussels, Belgium and has been active in the financial markets since 1988; he has participated in numerous financings and initial public offerings in Europe, the United States and in Canada in both private equity and public companies. Mr. Cloetens was a senior Investment advisor to international institutional Advisors from 1988 until 1995 at Daiwa Securities and KBC Bank.

In conjunction with these appointments, the Company has agreed to grant incentive stock options to the new directors on 150,000 common shares at an exercise price of $0.165 per share for a period of three years.

On October 12, 2012 the Company granted incentive stock options to directors and officers to purchase up to 750,000 common shares at an exercise price of $0.20 per share for a period of three years.

Shareholders Rights Plan

At the Annual General Meeting, held on June 18, 2012, shareholders of the Company ratified the existing Shareholder Rights Plan dated October 10, 2008 between the Company and Computershare Trust Company of Canada (“Rights Plan”).  The Rights Plan is subject to the final approval by the TSX Venture Exchange.  The Rights Plan was ratified and approved by shareholders on June 18, 2012 and is in effect for an additional three years.  Shareholders may access the Company’s Rights Plan through the Internet at www.sedar.com.  Reference should be made to the full text of the Rights Plan for the details of its provisions.

The Company’s shares are listed on the TSX Venture Exchange under the symbol “ASX”, on the OTCBB under the symbol “ASXSF” and on the Frankfurt Exchange under the symbol “QLD”.

OUTLOOK

The Company has a strong balance sheet with stable daily production volumes and control over costs.  While oil prices remain volatile, the Company’s strong cash position combined with an untapped $1.1 million credit facility with the Canadian Western Bank will provide us with financial flexibility.

As at August 31, 2012, the Company had working capital of $5,692,790, inclusive of $6,950,171 of cash and cash equivalents on hand.  Cash and cash equivalents on hand at the date of this report  are approximately $6,950,000 which is sufficient to cover planned exploration expenditures, additional property acquisitions and administration costs for at least a twelve month period.

Fixed general and administrative expenses were reduced to approximately $36,000 a month in September 2012, a decrease of 62% over the same month a year prior.

Effective August 1, 2010, the Company started receiving revenue from its recently acquired interests in oil and gas resource properties. The following table is from August 1, 2010 to August 31, 2012.

The August 31, 2012 (Q3-2012), May 31, 2012 (Q2-2012), February 29, 2012 (Q1-2012), November 30, 2011 (Q4-2011), August 31, 2011(Q3-2011) May 31, 2011 (Q2-2011), and February 28, 2011 (Q1-2011) quarters have been prepared using IFRS while the other quarters were prepared using Canadian Generally Accepted Accounting Principles.

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Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Condensed Financial Statements

(Expressed in Canadian Dollars)

31 August 2012

FINANCIAL AND OPERATING SUMMARY

TABLE A - OPERATIONS BY QUARTER (August 1, 2010 to August 31, 2012)

All production is conventional heavy oil
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Production and per share	2012	2012	2012	2011	2011	2011	2011	2010
Production - total barrels	9,848	11,445	8,723	10,266	8,942	7,989	8,230	5,045
Production - bbls/ day	107	124	96	113	97	86	91	55
Heavy oil revenue	574,153	687,383	644,714	703,223	529,441	568,888	485,285	281,651
Royalty income	22	804	-	454	5,401	7,451	31,074	36,493
Royalties	(118,548)	(153,780)	(137,201)	(138,666)	(97,113)	(105,260)	(84,221)	(39,255)
Production & transportation	(233,394)	(336,981)	(312,074)	(250,907)	(244,205)	(169,902)	(209,849)	(147,432)
Operating net back	222,233	197,426	195,439	314,104	193,524	301,177	222,289	131,457
General and administrative	(483,287)	(216,690)	(363,491)	(441,298)	(372,088)	(368,335)	(598,470)	(516,823)
Corporate net back	(261,054)	(19,264)	(168,052)	(127,194)	(178,564)	(67,158)	(376,181)	(385,366)
Depletion, accretion & amortization	(459,785)	(527,139)	(355,645)	(1,079,867)	(294,729)	(224,329)	(227,798)	(147,601)
Other (expenses) revenue	(62,114)	84,966	(37,950)	92,005	92,955	(2,406)	(76,701)	(267,115)
Income (loss) for the period	(782,953)	(461,437)	(561,647)	(1,115,056)	(380,338)	(293,893)	(680,680)	(800,082)
Basic and diluted income (loss) per share	(0.037)	(0.022)	(0.026)	(0.052)	(0.018)	(0.014)	(0.032)	(0.037)
Royalties as % of petroleum revenue	22	22	21	20	18	19	17	14

Per bbl analysis	Per bbl	Per bbl	Per bbl	Per bbl	Per bbl	Per bbl	Per bbl	Per bbl
Heavy oil revenue	58.30	60.13	73.91	68.50	59.21	71.21	58.97	55.83
Royalty income	-	-	-	0.04	0.60	0.93	3.78	7.23
Royalties	(12.04)	(13.44)	(15.73)	(13.51)	(10.86)	(13.18)	(10.23)	(7.78)
Production and transportation	(23.70)	(29.44)	(35.78)	(24.44)	(27.31)	(21.27)	(25.50)	(29.22)
Operating net back	22.56	17.25	22.40	30.59	21.64	37.69	27.02	26.06
General and administrative	(49.07)	(18.93)	(41.67)	(42.99)	(41.61)	(46.11)	(72.72)	(102.44)
Corporate net back	(26.51)	(1.68)	(19.27)	(12.40)	(19.97)	(8.42)	(45.70)	(76.38)
Depletion, accretion & amortization	(46.69)	(46.06)	(40.77)	(105.19)	(32.96)	(28.08)	(28.23)	(29.26)
Other (expenses) revenue	(6.31)	(7.42)	(4.35)	8.96	10.40	(0.30)	(8.73)	(52.95)
Income (loss) for the period	(79.51)	(40.32)	(64.39)	(108.63)	(42.53)	(36.80)	(82.66)	(158.59)

Funds (invested in) petroleum properties	(41,177)	(263,042)	(24,732)	(264,968)	(417,291)	(6,125)	(525,000)	(482,979)

FINANCIAL AND OPERATING SUMMARY

TABLE C – BALANCE SHEET

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	2012	2012	2012	2011	2011	2011	2011	2010
Net cash	6,950,171	7,428,567	7,655,139	7,780,441	8,041,687	8,422,503	8,717,027	9,456,219
Total assets	10,192,055	10,990,054	11,457,905	12,089,062	12,387,748	12,650,886	13,102,221	13,605,905
Total liabilities	2,030,149	2,059,805	2,067,182	2,196,264	1,987,307	1,886,819	2,168,484	2,066,420
Shareholders’ equity	8,161,906	8,930,249	9,390,723	9,892,798	10,400,441	10,874,067	10,932,275	11,539,485
SHARES
Basic outstanding	21,403,979	21,403,979	21,403,979	21,403,979	21,403,979	21,403,979	21,403,979	21,403,979
Weighted average	21,403,979	21,403,979	21,403,979	21,403,979	21,403,979	21,403,979	21,403,979	21,403,979

OPERATING RESULTS FOR 2012

•

Production volumes and revenues (refer to Financial and Operating Summary on page 5)

The oil and gas properties were acquired on August 9, 2010 and August 26, 2010.  Approximately 18 wells were producing in Q3-2012. During the three month period ended August 31, 2012, production decreased from 11,445 bbls in the 2nd quarter of 2012 to 9,848 bbls in the 3rd quarter of 2012.  The decrease in volume in Q3-2012 from Q2-2012 was a result of several  wells being shut in.  The Company decreased its average daily production to approximately 107 bbls per day (124 bbls per day 2nd quarter)  with an average price of $58 per bbl for the three months ended  August 31, 2012 ($60 per bbl for the 2nd quarter).   The lower price per bbl realized by the Company for its heavy oil production was due to an  increase in the heavy oil price differential during the period.

•

Oil Pricing (refer to Financial and Operating Summary on page 5)

All of the Company’s crude oil consists of heavy oil produced in Saskatchewan that is marketed base on refiner’s posted prices for Western Canadian Select heavy oil, adjusted for the quality (primarily density) of the crude oil on a well by well basis.  The majority of the Company’s heavy oil ranges in density from approximately 13.6 API to 15.9 API.  The refiner’s posted prices are influenced by the US$WTI reference price, transportation costs, US$/C$ exchange rates and the supply/demand situation of particular crude oil quality streams during the period.  The prices realized by the Company on heavy oil sales are net of treating fees, blending costs, required for its heavy grades of oil to meet pipeline stream specification, and pipeline tariffs.

The price differential between heavy and light crude oil was unfavorable in Q3 2012 averaging $22 per bbl compared to $28 per bbl in Q2 2012.  For July and August, the heavy oil differential averaged 27% .  The weaker pricing environment for heavy oil in August was driven by a combination of factors, including reduced demand due to both scheduled and unscheduled refinery maintenance, an increased supply of crude oil from the Bakken formation in North Dakota and Western Canada, and high inventory levels at Cushing, Oklahoma (where WTI is priced on the New York Mercantile Exchange).

•

Royalties (refer to Financial and Operating Summary on page 5)

The “Financial and Operating Summaries” show royalty expense as a per cent of oil sales.  The Saskatchewan wells incurred a higher royalty burden than the Alberta wells.

•

Production and transportation costs (refer to Financial and Operating Summary on page 5)

A significant portion of production costs are fixed and therefore production expense per bbl varies significantly with volume.  Heavy oil production costs tend to be higher than light oil production costs. Transportation costs are low and comprise only the trucking of clean oil short distances to the sales terminal.

•

General and administrative  (refer to Financial and Operating Summary on page 5)

As production just started as a result of the oil and gas acquisitions, costs per bbl will reduce significantly as general and administrative costs tend to be fixed.

•

Depletion and accretion (refer to Financial and Operating Summary on page 5)

Depletion expense is a function of volume produced as it is computed on a “units of production” basis.

The property capital costs during the quarter added $41,177 to property, plant and equipment, which includes $270,943 in decommissioning liabilities (net of accumulated depreciation) and future development costs of $274,500 for total costs of $4,361,198 that were subjected to depletion and depreciation. These properties include 116,000 bbls of proven and probable reserves which is the volume base on which depletion is computed.

MINERAL EXPLORATION PROPERTIES

The Company’s mineral exploration property assets consist of:

The Eldorado & Contact Lake IOCG & Uranium Properties:

The Company’s property interests consist of 32,567.67 hectares (“ha”), situated in the Eldorado/Port Radium/Contact Lake area, McKenzie Mining District, NT.  The Company is the first mineral exploration company in 75 years to successfully stake and control this large contiguous land package in the Northwest Territories.

1.

Contact Lake Mineral Claims – Contact Lake, and North Contact Lake Mineral Claims – Great Bear Lake, NT

During the year ended November 30, 2005, the Company acquired a 100% undivided right, title and interest, subject to a 1% net smelter return royalty (“NSR”), in five (5) mineral claims, totalling 1,801.82 ha located eight kilometres (“km”) southeast of Port Radium on Great Bear Lake, NT for cash payments of $60,000 (paid) and 60,000 common shares (issued and valued at $72,000) of the Company.    The Company may purchase the NSR for a one-time payment of $1,000,000.  The Company completed additional staking in the area in order to increase the project size to sixteen (16) contiguous claims, totalling 10,563.78 ha.  Collectively the properties are known as the Contact Lake Mineral Claims.

Expenditures related to the Contact Lake Mineral Claims for the nine month period ended August 31, 2012 consist of camp costs and field supplies of $1,575 (2011 - $2,025) and claim maintenance and permitting of $5,134 (2011 - $4,874).  These costs are initially capitalized and tested for impairment.  During the nine month period ended August 31, 2012, the Company recorded a provision for write-down in the amount of $6,709 related to the Contact Lake Mineral Claims.

During the year ended November 30, 2006, the Company acquired a 100% right, interest and title, subject to a 2% NSR, in eleven (11) mineral claims (the “North Contact Lake Mineral Claims”), for cash payments of $75,000 and the issue of 50,000 common shares of the Company valued at $182,500.  The Company may purchase one-half of the NSR for a one-time payment of $1,000,000.  The North Contact Lake Mineral Claims are situated north of Contact Lake on Great Bear Lake approximately 680 km  north of Yellowknife, NT, totalling 6,305.51 ha.

There were no expenditures related to the North Contact Lake Mineral Claims for the nine month period ended August 31, 2012.

2.

Port Radium – Glacier Lake Mineral Claims, NT

During the year ended November 30, 2005, the Company acquired a 100% undivided right, title and interest, subject to a 2% NSR in four (4) mineral claims, totalling 2,520.78 ha  (the “Glacier Lake Mineral Claims”) located 1.6 km east of Port Radium on Great Bear Lake, NT, for cash payments of $30,000 (paid) and 72,000 common shares (issued and valued at $72,000) of the Company.  The Company may purchase one-half of the NSR for a one-time payment of $1,000,000.

The property contains a fully operational all-season airstrip situated at Glacier Lake.  The Echo Bay claim (produced 23,779,178 ounces of silver) and the Port Radium – Eldorado claim (produced 15 million pounds of uranium and 8 million ounces of silver).  The Port Radium uranium belt was formerly one of Canada’s principal producers of uranium during the 1930s and 1940s.

Expenditures related to the Glacier Lake Mineral Claims for the nine month period ended August 31, 2012 consist of claim maintenance and permitting of $6,227 (2011 - $6,227).  These costs are initially capitalized and tested for impairment.  During the nine month period ended August 31, 2012, the Company recorded a provision for write-down in the amount of $6,227 related to the Glacier Lake Property.

RESULTS OF OPERATIONS – NINE MONTH PERIOD ENDED AUGUST 31, 2012

The Company’s net comprehensive loss for the nine month period ended August 31, 2012 was $1,806,039 or $0.08 per share compared to a net comprehensive loss of $1,360,893 or $0.06 per share for the nine month period ended August 31, 2011.  The significant changes during the current  period compared to the same period a year prior are as follows:

Advertising and promotion expenses decreased to $20,565 during the nine month period ended August 31, 2012 from the $118,310 during the same period a year prior.  The decrease in advertising and promotion is primarily attributable to a reduction in advertising costs and news release dissemination expense during the current period.

Consulting fees were reduced to $63,284 for the nine month period ended August 31, 2012 from $121,182 during the same period a year prior.  The decrease in consulting fees period over period is due mainly to a decrease in fees and number of consultants used by the Company.

Salaries and benefits increased to $451,666 for the nine month period ended August 31, 2012 from $398,064 during the same period a year prior.  The increase in salaries and benefits period over period is due mainly to a severance fee of $204,167 that was paid to the former President upon his resignation on July 10, 2012.

Stock-based compensation costs were reduced to $75,147 for the nine month period ended August 31, 2012 from $221,860 during the same period a year prior.  This is a non-cash expense that recognizes the fair market value when stock options are granted.

Shareholder information costs were reduced to $46,200 for the nine month period ended August 31, 2012 from $103,600 during the same period a year prior.  The decrease in transfer fees and shareholder information costs period over period is due mainly to a decrease in fees and number of consultants and analysts used for the Company’s investor relations and corporate development activities.

Travel expenses decreased to $14,084 during the nine month period ended August 31, 2012 from $32,707 during the same period a year prior.  This was due to decreased travel expenditures to the Companies working interest partner’s Lloydminster office during the period.

Interest income stayed approximately the same at $49,194 for the nine month period ended August 31, 2012, compared to $47,641 during the same period a year prior as similar interest rates were being paid on deposits.

There was an unrealized foreign exchange loss of $53,303 for the nine month period ended August 31, 2012 based on the re-valuation of US$1,538,424 held in U.S. funds.  This loss resulted as the Canadian dollar increased in value compared to the US dollar.

There was a capital gain of $18,518 resulting from the sale of exploration camp equipment that was written off in a prior year.

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Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Condensed Financial Statements

(Expressed in Canadian Dollars)

31 August 2012

MINERAL PROPERTY EXPENSES

Mineral property expenses comprise (1) exploration expenses, (2) acquisition costs, and (3) recoveries.  Total expenditures for the periods ended August 31, 2012 and 2011 are summarized below:

For the nine month period ended August 31, 2012:	Exploration Expenses $	Acquisition Costs $	Recoveries $	Total $
Contact Lake Mineral Claims – Contact Lake, NT	6,709	-	-	6,709
Port Radium – Glacier Lake Mineral Claims, NT	6,227	-	-	6,227
	12,936	-	-	12,936

For the nine month period Ended August 31,2011:	Exploration Expenses $	Acquisition Costs $	Recoveries $	Total $
Contact Lake Mineral Claims – Contact Lake, NT	6,899	-	-	6,899
Port Radium – Glacier Lake Mineral Claims, NT	6,227	-	-	6,227
	13,126	-	-	13,126

Details of the Company’s mineral properties are provided in Note 7 to the financial statements for the nine month period ended August 31, 2012.

SUMMARY OF QUARTERLY RESULTS

The following information is derived from the Company’s quarterly financial statements for the past eight quarters:

The August 31, 2012,  May 31, 2012, February 29, 2012, November 30, 2011, August 31, 2011, May 31, 2011 and February 28, 2011 quarters have been prepared using IFRS while the other quarters were prepared using Canadian Generally Accepted Accounting Principles (“GAAP”).

Quarter Ended	Net Comprehensive Loss	Basic Loss per Share	Fully Diluted Loss per Share
August 31, 2012 (IFRS)	$(782,953)	$(0.037)	$(0.037)
May 31, 2012 (IFRS)	$(461,437)	$(0.022)	$(0.022)
February 29, 2012 (IFRS)	$(561,649)	$(0.026)	$(0.026)
November 30, 2011 (IFRS)	$(1,115,056)	$(0.05)	$(0.05)
August 31, 2011 (IFRS)	$(380,338)	$(0.018)	$(0.018)
May 31, 2011 (IFRS)	$(293,893)	$(0.02)	$(0.02)
February 28, 2011 (IFRS)	$(680,680)	$(0.032)	$(0.032)
November 30, 2010 (GAAP)	$(800,082)	$(0.04)	$(0.04)

The Company’s net comprehensive loss of $800,082 for the fourth quarter ended November 30, 2010, is mainly comprised of $220,870 of expenses relating to the one time write down of field, camp and exploration equipment in mineral properties expenditures, and general and administrative expenses of $516,823. The Company generated oil and gas revenues of $371,265 for the four month period from the August 1, 2010 to November 30, 2010 and contributed an operating net back of $148,199.

The Company’s net comprehensive loss of $680,680 for the first quarter ended February 28, 2011, is mainly comprised of $209,870 of expenses relating to the non cash stock-based compensation on the granting of stock options and general and administrative expenses of $388,600. The Company generated oil and gas revenues of $516,359 for the three month period ended February 28, 2011 and contributed an operating net back of $222,289.

The Company’s net comprehensive loss of $293,893 for the second quarter ended May 31, 2011, is mainly comprised of $76,848 of net petroleum income and general and administrative expenses of $368,335. The Company generated oil and gas revenues of $576,339 for the six month period ended May 31, 2011 and contributed an operating net back of $301,177.  After deducting depletion expense of $224,329, the Company realized net petroleum income of $76,848.

The Company’s net comprehensive loss of $380,338 for the third quarter ended August 31, 2011, is mainly comprised of $101,205 of net petroleum loss and general and administrative expenses of $372,088. The Company generated oil and gas revenues of $534,842 for the nine month period ended August 31, 2011 and contributed an operating net back of $193,524.  After deducting the depletion and accretion expense of $294,729, the Company realized a net petroleum loss of $101,205.

The Company’s net comprehensive loss of $1,115,056 for the fourth quarter ended November 30, 2011, is mainly comprised of $765,763 of net petroleum loss and general and administrative expenses of $441,298.  The Company generated oil and gas revenues of $703,223 for the fourth quarter ended November 30, 2011 and contributed an operating net back of $314,104.  After deducting depletion expense of $1,079,867, this resulted in a net petroleum loss of $765,763 for the quarter.

The Company’s net comprehensive loss of $561,647 for the first quarter ended February 29, 2012, is mainly comprised of $160,206 of net petroleum loss and general and administrative expenses of $363,491.  The Company generated oil and gas revenues of $644,714 for the first quarter ended February 29, 2012 and contributed an operating net back of $195,439.  After deducting depletion expense of $355,645, this resulted in a net petroleum loss of $160,206 for the quarter.

The Company’s net comprehensive loss was reduced to $461,637 for the second quarter ended May 31, 2012 from $561,647 in the first quarter ended February 29, 2012 mainly due to a reduction in general and administrative expenses and, in particular, a reduction in salaries of $69,445. The second quarter loss is mainly comprised of $329,713 of net petroleum loss and general and administrative expenses of $216,690.  The Company generated oil and gas revenues of $688,187 for the second quarter ended May 31, 2012 with an operating net back of $197,426.  After deducting the depletion and accretion expense of $527,139, this resulted in a net petroleum loss of $329,713 for the quarter.

The Company’s net comprehensive loss increased to $782,953 for the third quarter ended August 31, 2012 from $461,637 in the second quarter ended May 31, 2012 mainly due to a severance fee of $204,167 that was paid to the former President upon his resignation on July 10, 2012.  The third quarter loss is mainly comprised of $237,552 of net petroleum loss and general and administrative expenses of $483,287.  The Company generated oil and gas revenues of $574,175 for the third quarter ended August 31, 2012 with an operating net back of $222,233.  After deducting the depletion and accretion expense of $459,785, this resulted in a net petroleum loss of $237,552 for the quarter.

LIQUIDITY AND CAPITAL RESOURCES

The Company began recognizing and receiving revenue from its oil and gas resource properties as of August 1, 2010.  The Company also relies on equity financing as well as the exercise of options and warrants to fund its exploration and administrative costs.

As at August 31, 2012, the Company had cash and cash equivalents on its balance sheet of $6,950,171 and working capital of $5,692,790 as compared to $7,780,441 of cash and cash equivalents and working capital of $6,386,262 at November 30, 2011.  The reduction in cash and cash equivalents of $830,270 was due to cash used in operations of $506,901 and $323,369 that was used in investing activities.

The Company established a credit facility agreement with a Canadian chartered bank, consisting of a revolving operating facility of $800,000 with an interest rate of bank prime plus 2.0%, and a development facility of $300,000 with an interest rate of bank prime plus 2.5%.  The Company has not yet drawn on either credit facility.

Total assets at August 31, 2012 decreased to $10,192,055 from $12,089,062 at November 30, 2011, primarily as a result of general and administrative and oil and gas property expenses.

As of the date of this report the Company has cash and cash equivalents of approximately $6,950,000.  The Company believes that this is sufficient to fund its currently planned exploration and administrative budget through the balance of fiscal 2012.

CONTINGENCIES

The Company is aware of no contingencies or pending legal proceedings as of October 30, 2012.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that would require disclosure.

TRANSACTIONS WITH RELATED PARTIES

The Company’s Board of Directors consists of Brian Morrison, Edward Burylo, Robert Hall, Stuart Rogers, Tom Ogryzlo and Guido Cloetens.  Stuart Rogers is the Company’s interim Chief Executive Officer and Gord Steblin is the Company’s Chief Financial Officer.

The Company paid amounts to related parties as follows:

	For the Nine Month Period Ended
	August 31, 2012	August 31, 2011
Accounting fees paid to a company controlled by Mr. Gord Steblin	56,500	54,000
Management fees paid to a company controlled by Mr. Stuart Rogers	17,500	-
Director fees paid to a company controlled by Mr. Stuart Rogers	2,000	1,000
Director fees paid to Mr. Brian Morrison	4,000	1,000
Director fees paid to Mr. Edward Burylo	4,000	1,000
Director fees paid to Mr. Guido Cloetens	2,000	-
Director fees paid to Mr. Tom Ogryzlo	2,000	-
Salaries and benefits paid to Mr. Tim Coupland *	349,500	270,000
Salaries and benefits paid to Mr. Rob Hall	60,000	60,000
Salaries and benefits paid to Ms. Tamiko Coupland **	25,000	45,000
	$522,500	$432,000

During the period, the Company granted 625,000 options to directors and officers of the Company with an estimated fair value of $72,234.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

*   Resigned July 10, 2012 and includes a $204,167 payment due on termination of agreement.

 ** Resigned February 1, 2012 and includes payment due on termination of agreement.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company’s financial statements requires management to make estimates and assumptions regarding future events.  These estimates and assumptions affect the reported amounts of certain assets and liabilities, and disclosure of contingent liabilities.

Significant areas requiring the use of management estimates include the determination of impairment of assets, decommissioning liabilities, rates for depreciation and variables used in determining share-based payments.  These estimates are based on management’s best judgment.  Factors that could affect these estimates include risks inherent in mineral exploration and development, changes in reclamation requirements, changes in government policy and changes in foreign exchange rates.

Management has assessed the carrying value of its assets and does not believe the remaining assets have suffered any impairment.

The Company has certain asset retirement obligations/decommissioning liabilities related to its oil and natural gas properties, details of which are discussed in Note 6 of the financial statements for the nine month period ended August 31, 2012.

Management has made significant assumptions and estimates in determining the fair market value of share-based payments granted to employees and non-employees and the value attributed to various warrants and broker warrants issued on financings.  These estimates have an effect on the share-based payments expense recognized and the reserve accounts and share capital balances.  Management has made estimates of the life of stock options and warrants, the expected volatility and expected dividend yields that could materially affect the fair market value of these types of securities.  The estimates were chosen after reviewing the historical life of the Company’s options and analyzing share price history to determine volatility.

CHANGES IN ACCOUNTING POLICIES – INITIAL ADOPTION

Adoption of International Financial Reporting Standards

The Canadian Accounting Standards Board declared that IFRS have replaced Canadian GAAP for publicly accountable enterprises for financial periods beginning on or after January 1, 2011.

In order to produce the required financial statements in accordance with IAS 34, the Company used accounting policies consistent with IFRS as issued by the IASB and interpretations of IFRIC.

The condensed interim financial statements for the three and nine months ended August 31, 2012 are the Company’s third condensed interim financial statements prepared in accordance with IAS 34 using accounting policies consistent with IFRS.  These condensed interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the Company’s first condensed interim financial statements prepared in accordance with IAS 34 and IFRS for the three months ended February 29, 2012.

The adoption of IFRS resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under Canadian GAAP.  The accounting policies set out in the Company’s financial statements have been applied consistently to all periods presented.

Transition to IFRS

The Company has adopted IFRS with a transition date of December 1, 2010.  Under IFRS 1, First-time Adoption of International Financial Reporting Standards, the Company elected to take the following IFRS 1 optional exemptions:

Share-based Payments – IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2, Share-based Payments to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before December 1, 2010.  The Company elected not to apply IFRS 2 to equity instruments that vested prior to December 1, 2010.

Full-cost Accounting (Oil and Gas) - IFRS 1 provides an exemption for entities that have used the full cost method of accounting under Canadian GAAP.  The Company elected to measure oil and gas assets as at December 1, 2010 on the following basis:

(a)

Exploration and evaluation assets at the amount determined under Canadian GAAP; and

(b)

Assets in the development or production phases at the amount determined for the cost center under Canadian GAAP, allocated to the cost center’s underlying assets pro rata using reserve values as at December 1, 2010.

Decommissioning Liabilities – IFRS 1 requires entities that have taken advantage of the full cost accounting election to measure their decommissioning liabilities on transition under IAS 37, Provision, contingent liabilities and contingent assets, and to treat any difference between this amount and the amount recognized under Canadian GAAP as an adjustment to retained earnings or deficit.

IFRS 1 also outlines mandatory guidelines that a first time adopter must follow.  The Company applied the following mandatory guidelines to its opening statement of financial position dated December 1, 2010.

Estimates – In accordance with IFRS 1, the Company’s estimates at the date of transition to IFRS must be consistent with estimates made for the same date under Canadian GAAP unless there is objective evidence that those estimates were in error.  The estimates previously made by the Company under Canadian GAAP were not revised for application of IFRS.

Canadian GAAP to IFRS differences

(a)

Full cost accounting

As at August 31, 2011, the Company reclassified $551,510 to exploration and evaluation properties.

(b)

Depletion and depreciation

Under Canadian GAAP, the full cost pool was depleted as one unit on a unit-of-production basis over proven reserves.  Under IFRS, the Company depletes petroleum and natural gas interests on a unit of production basis over proven plus probable reserves.  In addition, depletion is calculated at an individual component level.

For the nine months ended August 31, 2011, depletion, depreciation and amortization increased by $3,263 with a corresponding increase in property, plant and equipment of an equal amount.

(c)

Decommissioning liabilities

Under Canadian GAAP, asset retirement obligations were discounted at a credit adjusted risk-free rate of 7%.  Under IFRS, the estimated cash flow to abandon and remediate the wells and facilities has been discounted at a risk-free rate of 4%.  Upon transition to IFRS, this resulted in a $136,400 increase in the decommissioning liabilities with a corresponding increase in deficit.  Under IFRS, the decommissioning liability is discounted at the end of each reporting period at the current risk-free discount rate.

The accretion expense related to the decommissioning liabilities decreased for the nine months ended August 31, 2011, decreased by $3,274.  Accretion expense is included in finance expenses under IFRS.

(d)

Flow-through shares

Flow-through shares are a unique Canadian tax incentive which is the subject of specific guidance under Canadian GAAP.  Under Canadian GAAP, the Company accounted for the issue of flow-through shares in accordance with the provisions of the Canadian Institute of Chartered Accountants (the “CICA”) Emerging Issues Committee Abstract 146, Flow-through Shares.  At the time of issue, the funds received are recorded as share capital.  At the time of the filing of the renunciation of the qualifying flow-through expenditures to investors, the Company recorded a deferred tax liability with a charge directly to shareholders’ equity.  Also under Canadian GAAP, a portion of the deferred tax assets that were not recognized in previous years, due to the recording of a valuation allowance, are recognized as a recovery of income taxes.

IFRS does not contain explicit guidance pertaining to this tax incentive.  Therefore, the Company has adopted a policy whereby the premium paid for flow-through shares in excess of the market value of the shares without the flow-through features at the time of issue is initially recorded as a flow-through liability.  Upon renunciation by the Company of the tax benefits associated with the related expenditures, a deferred tax liability is recognized and the flow-through liability is reversed, with any difference recorded as deferred tax expense.  A portion of the deferred tax assets that were not recognized in previous years, due to the recording of a valuation allowance, will reduce the deferred tax liability and be recorded as a deferred tax recovery.

The change in accounting policy related to flow-through shares resulted in an increase in share capital and a corresponding increase in deficit of $9,436,156 as at December 1, 2010.  Further, the indemnification loss of $739,687 recorded as a reduction in share capital under Canadian GAAP has been reclassified as deferred tax expense under IFRS.

(e)

Exploration and evaluation properties

Mineral exploration properties were expensed under Canadian GAAP but are capitalized and impaired under IFRS.

Detailed schedules of the impact of these changes are included in Note 17 of the interim financial statements for the nine month period ended August 31, 2012.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company classifies all financial instruments as either financial assets or liabilities through profit or loss (“FVTPL”), available-for-sale, loans and receivables or other financial liabilities.  Loans and receivables and other financial liabilities are measured at amortized cost.  Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in accumulated other comprehensive income.  Instruments classified as FVTPL are measured at fair value with unrealized gains and losses recognized in profit or loss.

The Company has designated its cash as FVTPL, which is measured at fair value.  Amounts receivables are classified as loans and receivables, which are measured at amortized cost.  Trade payables are classified as other financial liabilities which are measured at amortized cost.

Fair value - The fair value of cash and cash equivalents, amounts receivable and trade payables and accrued liabilities approximates their carrying value due to the short-term nature of these financial instruments.

Exchange risk - The Company operates solely in Canada and therefore is subject to minimal foreign currency risk arising from changes in exchange rates with other currencies.

Interest rate risk - The Company is exposed to interest rate risk on its short-term investments, but this risk relates only to investments held to fund future activities and does not affect the Company’s current operating activities.

Credit risk - The Company places its temporary investment funds with government and bank debt securities and is subject to minimal credit risk with regard to temporary investments.

The Company does not have any risk associated with “other instruments”; that is, instruments that may be settled by the delivery of non-financial assets.

RISKS AND UNCERTAINTIES

The Company believes that the following items represent significant areas for consideration.

Cash Flows and Additional Funding Requirements

The Company has limited financial resources, some operating cash flows from its oil and gas properties and no assurances that sufficient funding, including adequate financing, will be available. If the Company’s exploration programs are successful, additional funds will be required in order to complete the development of its properties. The sources of funds currently available to the Company include; raising equity or debt capital, or offering an interest in its projects to another party. There is no assurance that the Company will be successful in raising sufficient funds to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements, in which case the Company may have to delay or indefinitely postpone further exploration and development, or forfeit its interest in its properties or prospects.

Industry

The Company is engaged in the exploration of mineral and oil and gas properties, an inherently risky business. There is no assurance that funds spent on the exploration and development of a mineral deposit or oil and gas well will result in the discovery of an economic ore body or producing oil well. Most exploration projects do not result in the discovery of commercially mineable ore deposits.

The business of exploration, development and acquisition of oil and gas reserves involves a number of business risks inherent in the oil and gas industry which may impact the Company’s results and several of which are beyond control of the Company.  These business risks are operational, financial or regulatory in nature. The Company does not use derivative instruments as a means to manage risk.

Commodity Prices

The profitability of the Company’s operations will be dependent upon the market price of oil, gas and mineral commodities. Oil, gas and mineral prices fluctuate widely and are affected by numerous factors beyond the control of the Company. The prices of oil, gas and mineral commodities have fluctuated widely in recent years. Current and future price declines could cause commercial production to be impracticable. The Company’s revenues and earnings also could be affected by the prices of other commodities such as fuel and other consumable items, although to a lesser extent than by the price of oil, gas and mineral commodities.

Competition

The oil, gas and mining industries are intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself with respect to the discovery and acquisition of interests in oil, gas and mineral properties, the recruitment and retention of qualified employees and other persons to carry out its exploration activities. Competition in the oil, gas and mining industry could adversely affect the Company’s prospects for exploration in the future.

Government Laws, Regulation & Permitting

Oil, gas and mining and exploration activities of the Company are subject to domestic laws and regulations governing prospecting, development, production, taxes, labour standards, occupational health, mine safety, waste disposal, toxic substances, the environment and other matters. Although the Company believes that all exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a substantial adverse impact on the Company.

The operations of the Company will require licenses and permits from various governmental authorities to carry out exploration and development at its projects. There can be no assurance that the Company will be able to obtain the necessary licences and permits on acceptable terms, in a timely manner or at all. Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties or other liabilities.

Title to Properties

Acquisition of rights to the oil, gas and mineral properties is a very detailed and time-consuming process. Title to, and the area of, oil, gas and mineral properties may be disputed. To the best of the Company’s knowledge, the Company has  title to all of the properties for which it holds mineral leases or licenses or in respect of which it has a right to earn an interest, however,  the Company cannot give an assurance that title to such properties will not be challenged or impugned.

The Company has the right to earn an increased interest in some of its properties. To earn this increased interest in each property, the Company is required to make certain cash payments. If the Company fails to make these payments, the Company may lose its right to such properties and forfeit any funds expended to such time.

Estimates of Oil, Gas and Mineral Resources

The oil, gas and mineral resource estimates used by the Company are estimates only and no assurance can be given that any particular level of recovery of oil, gas or minerals will in fact be realized or that an identified resource will ever qualify as a commercially mineable (or viable) deposit which can be legally or commercially exploited. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material.

Key Management

The success of the Company will be largely dependent upon the performance of its key officers, consultants and employees. Locating oil and gas resources and mineral deposits depends on a number of factors, not the least of which is the technical skill of the exploration personnel involved.  Failure to retain key individuals or to attract or retain additional key individuals with necessary skills could have a materially adverse impact upon the Company’s success.

Volatility of Share Price

Market prices for shares of early stage companies are often volatile. Factors such as announcements of mineral discoveries, financial results, and other factors could have a significant effect on the price of the Company’s shares.

Conflict of Interest

Some of the Company’s directors and officers are directors and officers of other natural resource or mining-related companies. These associations may give rise from time to time to conflicts of interest. As a result of such conflicts, the Company could potentially miss the opportunity to participate in certain transactions or opportunities.

SHARE DATA

As of October 30, 2012 the Company has 21,403,979 common shares without par value issued and outstanding. In addition, the Company has 2,025,000 incentive stock options (“Options”) outstanding with each Option entitling the holder to receive one common share upon its exercise.  Of the Options, 250,000 are exercisable at $1.00 each, 450,000 are exercisable at $0.48 each, 375,000 are exercisable at $0.21 each, 50,000 are exercisable at $0.25 each, 150,000 are exercisable at $0.165 each and 750,000 are exercisable at $0.20 each.  There are no warrants outstanding as at October 30, 2012.

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Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Condensed Financial Statements

(Expressed in Canadian Dollars)

31 August 2012

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALBERTA STAR DEVELOPMENT CORP.

Date:  October 30, 2012

By:      /s/ Stuart Rogers

Stuart Rogers

Director

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